EXHIBIT 12.1
PRINCETON NATIONAL BANCORP, INC.
Ratio of Earnings to Fixed Charges and Preferred Dividends

	2008	2007	2006	2005	2004

Ratio of Earnings to Fixed Charges:

Excluding interest on deposits	356.41%	294.86%	298.60%	607.07%	2016.88%

Including interest on deposits	133.05%	123.61%	127.22%	162.52%	200.18%

(dollars in thousands)
Excluding interest on deposits

Income before income taxes	9,023	8,147	7,521	9,832	9,086
Fixed charges (excluding interest on deposits)	3,519	4,181	3,787	1,939	474

Total income before income taxes plus fixed charges	12,542	12,328	11,308	11,771	9,560

Including interest on deposits

Income before income taxes	9,023	8,147	7,521	9,832	9,086
Fixed charges (including interest on deposits)	27,301	34,505	27,630	15,726	9,070

Total income before income taxes plus fixed charges	36,324	42,652	35,151	25,558	18,156